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[redacted]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

09056220

SEC FILE NUMBER
8-36005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOLOWEY & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 SW 101 STREET (No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SOLOWEY (305) 668-3389 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name)*

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, BARRY SOLOWEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLOWEY & CO., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RODOLFO CUTINO
MY COMMISSION # DD 719118
EXPIRES: September 25, 2011
Bonded Thru Notary Public Underwriters

Signature

2/23/09

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

	PAGE
FINANCIAL STATEMENTS:	
Accountant's Report	1
Statement of Assets, Liabilities and Partners Capital	2
Statement of Income and Partners Capital	3
Statement of Cash Flow	4
Statement of Changes in Liabilities Subordinated To Claims of General Creditors	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION:	
Accountant's Report	8
Computation of Net Capital, Basic Net Capital Requirement, And Aggregate Indebtedness	9
Reconciliation of the Computation of Net Capital and Exemptive Provision Under Rule 15c3-3	10
INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	11-12

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Barry Solowey, Partner
Solowey and Co.
Miami, Florida

I have audited the accompanying statement of assets, liabilities and partners capital of **Solowey and Co.** as of December 31, 2008 and 2007 and the related statements of income and partners capital, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Solowey and Co.** as of December 31, 2008 and 2007, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 9, 2009

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS CAPITAL

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 1,351,093	$ 1,351,307
Accounts receivable	738	18,261
Securities	200,824	334,157
Prepaid expenses	2,664	2,664
Total current assets	1,555,319	1,706,389
FURNITURE AND EQUIPMENT AT COST:		
Furniture and equipment	41,562	41,562
Less accumulated depreciation	41,562	41,562
Net furniture and equipment	-	-
TOTAL	$ 1,555,319	$ 1,706,389
LIABILITIES AND PARTNERS EQUITY		
CURRENT LIABILITIES:		
Loans payable	$ -	$ 139,742
Accounts payable and accrued expenses	4,062	4,062
Securities sold short	194,378	274,028
Total current liabilities	198,440	417,832
PARTNERS EQUITY:		
Partners capital	1,356,879	1,288,557
Total partners equity	1,356,879	1,288,557
TOTAL	$ 1,555,319	$ 1,706,389

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF INCOME AND PARTNERS CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 20077

	2008	2007
REVENUES:		
Trading income	$ 467,021	$ 421,820
Option income	(11,566)	27,245
Other income	-	35,000
Total revenue	455,455	484,065
EXPENSES:		
Floor brokerage and clearing fees	48,154	51,643
Office rent	52,900	42,000
Insurance	29,813	53,874
Data services and quote expense	-	2,250
Dues and subscriptions	7,248	23,438
Advisory fees	90,500	47,500
Other expenses	96,797	76,140
Total expenses	325,412	296,845
INCOME BEFORE TAXES	130,043	187,220
PROVISION FOR INCOME TAXES	-	-
NET INCOME	130,043	187,220
CAPITAL - Beginning of year	1,288,557	1,090,507
TOTAL	1,418,600	1,277,727
CAPITAL CONTRIBUTIONS	89,500	202,000
TOTAL	1,508,100	1,479,727
LESS PARTNERS DISTRIBUTIONS	151,221	191,170
CAPITAL - End of year	1,356,879	$ 1,288,557

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
Cash Flow From Operating Activities:				
Net income	$	130,043	$	187,220
Adjustment to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation		-		2,574
(Increase) in accounts receivable		17,523		(12,729)
(Increase) in securities		133,333		(334,157)
Increase (decrease) in loans payable		(139,742)		75,804
Increase (decrease) in securities sold short		(79,650)		274,028
Net cash flow provided by operating activites		61,507		192,740
Cash Flow From Investing Activities:				
Purchase of furniture and equipment		-		-
Net cash flow provided by (used in) investing activities		-		-
Cash Flow From Financing Activities:				
Capital contributed net of (distributions)		(61,721)		10,830
Net cash flow provided by (used in) financing activities		(61,721)		10,830
Net Increase (Decrease) In Cash		(214)		203,570
Cash At Beginning of Year		1,351,307		1,147,737
Cash At End of Year	$	1,351,093	$	1,351,307

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

SUBORDINATED LIABILITIES AT JANUARY 1, 2007	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2007	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2008	$ -0-

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was formed as a partnership on August 1, 1976 to engage in the business of acting as brokers and dealers and of buying, selling, trading, holding and otherwise dealing in stocks, bonds and other securities. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. The clearing broker provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company self clears all firm trades through the National Securities Clearing Corp. (NSCC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME – Both firm and customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns the majority of its revenue by trading for its own account

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The partnership maintains the majority of its cash and securities at Goldman Sachs, Execution and Clearing, LP. The amount at Goldman Sachs is protected SIPC, Securities Investor Protection Corporation, however, the amount is in excess of its insurance limit by $764,763.

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2008 and 2007 the net capital ratio was 0.003 and 0.12 to 1 and net capital was $1,275,390 and $1,176,059 which exceeded the minimum net capital requirement by $1,175,390 and $1,076,059.

NOTE 4 - CASH

Included in cash are $70,129 in interest-earning deposits retained by the clearing broker-dealers to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company, as a partnership passes through all the net income to the partners who pay personal income tax on the income of the Company. Therefore, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company paid an advisory fee of $90,500 and $47,500 to a corporation called Ares Capital Management, Inc. in 2008 and 2007. Ares Capital Management, Inc. is owned and controlled by the managing partner of Solowey and Co.

The Company has paid $52,900 in office rent to the partners in 2008.

BRUCE D. SOULE, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Partners
Solowey and Co.
Miami, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages nine and ten is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 9, 2009

BARRY AND SHERRY SOLOWEY
SOLOWEY & CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

AS OF DECEMBER 31, 2008 AND 2007

COMPUTATION OF NET CAPITAL

	2008	2007
Total partners equity	$ 1,356,879	$ 1,288,557
Deductions and/or charges:		
Nonallowable assets:		
Nonmarketable securities	(10,000)	(10,000)
Nonallowable asset	(10,000)	(10,000)
Security haircuts	(58,825)	(89,834)
Prepaid expenses	(2,664)	(2,664)
NET CAPITAL	$ 1,275,390	$ 1,176,059
Net capital required (greater of a or b)	$ 100,000	$ 100,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 271	$ 9,587
b. Minimum dollar of net capital required	$ 100,000	$ 100,000
Excess net capital	$ 1,175,390	$ 1,076,059
Total aggregate indebtedness	$ 4,062	$ 143,804
Ratio of aggregate indebtedness to net capital	0.003:1	0.12:1

BARRY AND SHERRY SOLOWEY

SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2008 was $1,274,245

The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 1,274,652
1. Increase in net capital due to increase in commissions accounts receivable	738
Net capital per report	$ 1,275,390

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Solowey and Co. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

Partners
Solowey and Co.
Miami, Florida

I have examined the financial statements of Solowey and Co. for the year ended December 31, 2008 and have issued my report thereon, dated February 9, 2009. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
<u>INTERNAL ACCOUNTING CONTROL</u>

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 9, 2009